Zweig Total Return Fund

Attachment for Sub-Item 77C

a.	The Reconvened Annual Meeting of Shareholders of the
Zweig Total Return Fund, Inc. took place on July 6, 2012

b.	Below are the matters submitted to shareholders and results:

  2(b). To approve a reclassification of the Fund's investment objective as "non-fundamental."

      for                 against         abstain
72,840,396.849947   26,179,260.800158   1,911,176.437164


      4.  To approve an amendment to the Fund's
investment advisory agreement.

      for                 against           abstain
72,440,371.286949   26,473,700.978780   2,016,761.821540